P.E. 1/1/02

OMB APPROVAL
OMB Number: 3235-0116
Expires: March 31, 2003
Estimated average burden hours per response: 8

02011430

1-10749

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROCESSED JAN 24 2002 THOMSON FINANCIAL

RECD S.E.C. JAN 22 2002 1086

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of JANUARY, 20 02

TELEPHONES OF MEXICO
(Translation of registrant's name into English)

PARQUE VIA 190, COL. CUAUHTEMOC, 06599 MEXICO, D.F. MEXICO
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONOS DE MEXICO, S.A. DE C.V.
(Registrant)

By: ________________
(Signature)*
ADOLFO CEREZO P.
CHIEF FINANCIAL OFFICER

Date JANUARY 21, 2002

* Print the name and title of the signing officer under his signature.

FORSTMANN LITTLE AND TELMEX SIGN AGREEMENT TO CARRY OUT EQUITY INVESTMENT FOR US$800 MILLION IN XO COMMUNICATIONS

Mexico City, January 16, 2002. -- Forstmann Little & Co. and Télefonos de México S.A. de C.V. (TELMEX) (BMV: Telmex; NYSE: TMX; Nasdaq: TFONY; Latibex: XTMXL) announced today that they signed a definitive agreement where they commit to invest 400 million dollars each in XO Communications, Inc. (XO) (OTCBB: XOXO).

The completion of the agreement is subject, among other things, to XO successfully completing a restructuring of its existing balance sheet and upon receipt of regulatory approvals. The company will continue its discussions with lending institutions and with representatives of the holders of its senior notes in order to reach a satisfactory agreement, as contemplated by the definitive agreement with Forstmann Little and TELMEX.

XO announced that it reached concessions with its lenders that will allow them to establish the terms in which their balance restructuring will be based in a period that will last until April 15, 2002.

TELMEX is the leading telecommunications company in Mexico with more than 13 million telephone lines in service, 1.43 million line equivalents for data transmission and more than 845 thousand Internet accounts. TELMEX offers telecommunications services through a 68 thousand kilometer fiber optic digital network. TELMEX and its subsidiaries offer a wide range of advanced telecommunications, data and video services, Internet as well as integrated telecom solutions for corporate customers. Visit www.telmex.com.

XO Communications is a broadband communications services provider offering a complete set of communications services, including: local and long distance voice, Internet access, Virtual Private Networking (VPN), Ethernet, Wavelength, Web Hosting and Integrated voice and data services. XO currently offers facilities-based broadband communications services in 63 markets throughout the United States. The Company is also one of North America's largest holders of fixed broadband wireless spectrum, with licenses covering 95 percent of the population of the 30 largest U.S. cities.

Since 1978, Forstmann Little has made 29 acquisitions and significant equity investments. The firm's best-known investments include Gulfstream Aerospace, General Instrument and Ziff-Davis Publishing. Current investments include Community Health Systems (NYSE: CYH), a leading rural hospital company; McLeodUSA (NASDAQ: MCLD), the nation's largest independent competitive local exchange carrier; Citadel Communications, a leading radio broadcaster in mid-sized markets; and Yankee Candle Company (NYSE: YCC), the leading designer, manufacturer, wholesaler and retailer of premium scented candles. The firm currently has approximately $2.3 billion in committed capital for future investments.

TELEFONOS DE MEXICO, S. A. DE C. V.

January 18, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of Teléfonos de México, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of Teléfonos de México, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on July 11, 2001 and at the general meetings of shareholders on August 7, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on January 18, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 2'500,000 class "L" shares of Telmex at an aggregate price of $42,439,264.00 This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Adolfo Cerezo Pérez
Chief Financial Officer

TELEFONOS DE MEXICO, S. A. DE C. V.

January 18, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of Teléfonos de México, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of Teléfonos de México, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on July 11, 2001 and at the general meetings of shareholders on August 7, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on January 17, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 5'000,000 class "L" shares of Telmex at an aggregate price of $84'218,292.00 This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Adolfo Cerezo Pérez
Chief Financial Officer

TELEFONOS DE MEXICO, S. A. DE C. V.

January 8, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of Teléfonos de México, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of Teléfonos de México, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on July 11, 2001 and at the general meetings of shareholders on August 7, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on January 8, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 300,000 class "L" shares of Telmex at an aggregate price of $5'087,400.00 This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Adolfo Cerezo Pérez
Chief Financial Officer

TELEFONOS DE MEXICO, S. A. DE C. V.

January 7, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of Teléfonos de México, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of Teléfonos de México, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on July 11, 2001 and at the general meetings of shareholders on August 7, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on January 7, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 5'000,000 class "L" shares of Telmex at an aggregate price of $84'448,139.00 This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Adolfo Cerezo Pérez
Chief Financial Officer